UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-13223

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LNR PROPERTY CORPORATION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LNR PROPERTY CORPORATION

1601 WASHINGTON AVENUE, SUITE 800

MIAMI BEACH, FLORIDA 33139

LNR PROPERTY CORPORATION SAVINGS PLAN

Financial Statements for the Years Ended December 31, 2000 and 1999 and Supplemental Schedule for the Year Ended December 31, 2000 and Independent Auditors’ Report

LNR PROPERTY CORPORATION SAVINGS PLAN

Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS’ REPORT

To the Trustees and Participants of the

    LNR Property Corporation Savings Plan:

We have audited the accompanying statements of net assets available for benefits of LNR Property Corporation Savings Plan (the “Plan”) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Certified Public Accountants

Miami, Florida

September 14, 2001

LNR PROPERTY CORPORATION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2000 AND 1999

ASSETS	2000	1999
INVESTMENTS AT FAIR VALUE:
Lennar Corporation common stock (12,544 shares with a cost of $200,307 in 2000 and 13,969 shares with a cost of $161,665 in 1999)	$454,709	$226,996
LNR Property Corporation common stock (23,120 shares with a cost of $440,096 in 2000 and 21,913 shares with a cost of $267,124 in 1999)	508,629	435,521
Collective accounts with ML Trust Company	9,362,361	—
Collective accounts with SBS Trust Company	—	7,114,392
Participant loans	297,304	151,539

Total investments	10,623,003	7,928,448
CASH AND SHORT-TERM INVESTMENTS	2,650	861,226
INTEREST RECEIVABLE	521	552
EMPLOYER CONTRIBUTIONS RECEIVABLE	—	142,118

NET ASSETS AVAILABLE FOR BENEFITS	$10,626,174	$8,932,344

The accompanying notes are an integral part of these financial statements.

LNR PROPERTY CORPORATION SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2000 AND 1999

	2000	1999
ADDITIONS:
Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in fair value of collective accounts with ML Trust Company and SBS Trust Company, respectively	$(1,168,166)	$1,647,748
Net appreciation (depreciation) in fair value of Lennar Corporation and LNR Property Corporation common stock	318,983	(141,424)
Dividend and interest income	741,825	7,285

Total investment (loss) income	(107,358)	1,513,609

Contributions:
Participants	1,597,229	1,341,728
Employer	531,711	548,394
Other	569,498	263,916

Total contributions	2,698,438	2,154,038

Total additions	2,591,080	3,667,647
DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	897,250	822,186

NET INCREASE	1,693,830	2,845,461
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	8,932,344	6,086,883

End of year	$10,626,174	$8,932,344

The accompanying notes are an integral part of these financial statements.

LNR PROPERTY CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2000 AND 1999

1.	DESCRIPTION OF THE PLAN

The following description of the LNR Property Corporation (the “Company”) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	Plan Description—The Plan is a defined contribution pension plan established for the purpose of providing retirement benefits to substantially all full-time employees of the Company who meet the eligibility requirements, as defined by the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan features, also known as the “Salary Deferral,” provide for the possibility of wholly discretionary Company matchings and/or other contributions. The 401(k) feature enables participants to defer federal income taxes on a percentage of basic compensation contributed to the Plan.

Each full-time employee of the Company is eligible to participate in the Plan after attaining the age of 21. Date of eligible participation occurs on the next January or July after this requirement has been met.

(b)	401(k) Feature—Participants may elect to defer not less than 1% or more than 15% of their compensation to a “Salary Deferral Account,” subject to a maximum ($10,500 in 2000). Participants can make additional after-tax contributions to the Plan, which are placed in a “Voluntary Contribution Account.” Effective February 1, 2000, the Plan appointed ML Trust Company as trustee. Participants allocated contributions among the following investment funds during Plan year 1999: (1) Stable Value Fund invests primarily in a diversified portfolio of stocks; (2) Large Capitalization Growth Fund invests in a diversified portfolio of common stock; (3) Large Capitalization Equity Fund invests primarily in highly liquid common stocks; (4) Small Capitalization Growth Fund invests primarily in undervalued stocks; (5) International Equity Fund invests primarily in overseas securities; and (6) Company Common Stock Fund invests in the common stock of the Company. As of February 1, 2000, participants elect to contribute among the following investments: 1) ML Retirement Preservation Trust invests in a diversified portfolio of stocks; 2) ML Fundamental Growth Fund Class D invests in equity securities which exhibit above-average earnings growth; 3) ING Pilgrim International Value Class D invests in long-term capital stock of foreign countries; 4) AIM Small Capitalization Growth Fund Class A primarily invests in equities of U.S. issuers; 5) ML S&P 500 Index invests in common stocks with returns that approximate the S&P 500 Composite Stock Price Index; 6) ML Government Mortgage Fund Class D invests in U.S. government and government agency securities, including Government National Mortgage Association mortgage-backed securities; 7) Davis NY Venture Fund Class A primarily invests in equities issued by companies with market capitalizations of at least $5 billion; and 8) Company Common Stock Funds invests in common stock of the Company. Participants’ salary deferral and voluntary contribution accounts and actual investment earnings are 100% vested at all times.

Contributions made to Voluntary Contribution Accounts can only be withdrawn once during a six-month period. Withdrawals from Salary Deferral Accounts may be made under certain circumstances as specified in the Plan. Voluntary contributions are not tax deductible. Distributions are subject to the taxation rules imposed by the Internal Revenue Code (“IRC”). Participants are permitted to receive contributions from other qualified plans. These contributions will allocate to a Rollover Account.

(c)	Capital Accumulation Contributions—The Company may at its sole discretion, contribute to participants’ Capital Accumulation Accounts. These contributions will be allocated to a separate Matching Account. Each participant must be employed on the last day of the plan year to receive such contribution if it is made. The contribution will be allocated in proportion to each participant’s compensation. Compensation includes wages, salaries, bonuses and commissions paid to the participant within the plan year which are reportable on Internal Revenue Service Form W-2.

(d)	ESOP—Effective for the plan year beginning January 1, 1999, the Plan has been amended to terminate the Employee Stock Ownership Plan (“ESOP”) feature. Any amounts in a participant’s Capital Accumulation Account invested in the common stock of Lennar may remain invested in such stock; however, no new amounts may be allocated or transferred to investment in Lennar common stock. As of April 1, 1999, all amounts in a participant’s ESOP Account were transferred to the participant’s Capital Accumulation Account.

(e)	Administration—The Plan is administered by Merrill Lynch, Inc. (the “Plan Administrator”) who keeps participant account records and prepares periodic reports. The Plan is also administered by ML Trust Company (the “Trustee”), who acts as trustee of the Plan’s assets and prepares periodic valuations and reports.

(f)	Vesting—Effective for participants employed by the Company on or after January 1, 1999, Employer contributions to the Matching Account and Capital Accumulation Account shall vest in accordance with the following schedule:

Years of Service	Nonforfeitable Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

(g)	Participant Loans—Participants may borrow money from their Salary Deferral, Matching, Capital Accumulation, Rollover, or Voluntary Contribution Accounts. The minimum amount a participant may borrow is $1,000. The maximum limit is the lesser of (i) $50,000 or (ii) 1/2 the participant’s non-forfeited accrual benefit in the Salary Deferral, Matching, Capital Accumulation, Rollover, and Voluntary Contribution Accounts. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from one to five years or longer for the purchase of a primary residence. The loans are secured by the balance in the participant’s non-forfeited accrual benefit accounts and beat interest at a rate commensurate with local prevailing rates as determined quarterly by the Administrative Committee appointed by the Board to oversee the Plan. Interest rates range from 9 percent to 11 percent. Principal and interest are paid ratably through biweekly payroll deductions.

(h)	Payment of Benefits—On termination of service due to death or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or it may be rolled over to another qualified plan.

(i)	Forfeitures—Nonvested balances in a participant’s Capital Accumulation Account and/or Matching Account will be forfeited upon the occurrence of 5 one-year breaks in service, or the distribution of the entire vested portion of their accounts. Any forfeited amounts are first used to reduce the Company’s Capital Accumulation or matching contributions then applied to the remaining participants’ Capital Accumulation in proportion to the participants’ compensation. For the year ended December 31, 2000 and 1999, forfeited cash balances used to reduce the Company’s Capital Accumulation and matching contribution under the 401(k) feature of the Plan was $32,025 and $66,000, respectively.

(j)	Administrative Costs—Administrative costs of the Plan are paid directly by the Company and are not included in the accompanying financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Accounting—The financial statements are prepared using the accrual basis of accounting.

(b)	Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition—The investments of the Plan are stated at fair value as determined by quoted market prices. Contributions, forfeitures and distributions of the Company’s common stock are recorded based upon the quoted market price of the stock at the transaction date. Participant loans are stated at historical cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. The Plan presents, in the statements of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of unrealized appreciation (depreciation) on investments, including gains and losses on investments sold. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(d)	Payment of Benefits—Benefits are recorded when paid.

3.	INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets:

December 31, 1999
SBS Trust Company Collective Funds:
Large Capitalization Equity	$1,484,350
International Equity	1,206,429
Large Capitalization Growth	2,527,575
Small Capitalization Growth	1,896,038

December 31, 2000
ML Trust Company Collective Funds:
ML Retirement Preservation Trust	$821,229
ML Fundamental Growth Fund Class D	2,507,575
Ing Pilgrim International Value Class A	1,619,950
AIM Small Capitalization Growth Fund Class A	2,254,899
Davis NY Venture Fund Class A	1,955,412

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Effective with the termination of the ESOP feature as discussed in Note 1, all investments are participant-directed as of January 1, 1999.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, accounts of all participants affected by the termination become fully vested.

6.	FEDERAL INCOME TAX STATUS

No provision for income taxes has been made in the financial statements, as the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC. The Plan is currently in the process of applying for a determination letter from the IRC for qualifying as a tax-exempt plan pursuant to Section 401(a) of the IRC and the regulations thereunder.

LNR PROPERTY CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4(i)—SCHEDULE OF ASSETS HELD FOR

INVESTMENT PURPOSES AT DECEMBER 31, 2000

	Number of Shares	Fair Value
Description of Investment
Lennar Corporation common stock*	12,544	$454,709

LNR Property Corporation Common Stock*	23,120	508,629

ML Trust Company Collective Funds:
ML Retirement Preservation Trust*		821,229
ML Fundamental Growth Fund Class D*		2,507,575
ING Pilgrim International Value Class A*		1,619,950
AIM Small Capitalization Growth Fund Class A*		2,254,899
ML S&P 500 Index*		184,141
ML U.S. Government Mortgage Fund Class D*		19,155
Davis NY Venture Fund Class A*		1,955,412

Total		9,362,361

Cash and short-term investments		2,650

Notes receivable from participants maturing at various dates, interest rates ranging from 9% to 11%*		297,304

Total		$10,625,653

*Party-in-interest

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LNR PROPERTY CORPORATION SAVINGS PLAN

LNR PROPERTY CORPORATION PLAN ADMINISTRATOR

Date: September 12, 2003

By:	/s/ STEVEN N. BJERKE
Name:	Steven N. Bjerke
Title:	Controller and Vice President

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

EX 23.1	INDEPENDENT AUDITORS’ CONSENT

10